Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2025, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	our ability to raise capital through the issuance of securities;

●	our expected submissions of a New Drug Application;

●	our ability to advance the development of our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our dependence on enrollment of patients in our clinical trials to continue development of our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on February 26, 2025, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating losses for the six months ended June 30, 2024 and 2025 were $12,422 thousand and $16,982 thousand, respectively. As of June 30, 2025, we had an accumulated deficit of $285,576 thousand. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100;

●	file New Drug Applications, or NDAs, seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union;

●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire employees to prepare for and launch any approved product;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	incur additional costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

Results of Operations

Comparison of the Six months Ended June 30, 2024 and 2025

The following table summarizes our results of operations for the six months ended June 30, 2024 and 2025:

	Six months Ended June 30,
	2024	2025
	(in thousands)
Research and development	$9,810	$12,332
Marketing and business development	501	989
General and administrative	2,111	3,661
Operating loss	12,422	16,982
Loss on extinguishment of debt	-	512
Financial expenses, net	311	687
Loss before income tax	$12,733	$18,181
Income tax expense	9	64
Net loss	$12,742	$18,245

Research and Development

Research and development increased by $2.5 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This increase was primarily related to an increase of $1.1 million in costs related to the completed SHIELD II phase 3 trial, an increase of $0.9 million in personnel costs and non-cash share-based compensation, and an increase of $0.5 million in research and development costs related to D-PLEX100.

Marketing and business development

Marketing and business development increased by $0.5 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This increase was primarily related to an increase of $0.4 million in personnel costs and non-cash share-based compensation, and an increase of $0.1 million in business development activities.

General and Administrative

General and administrative increased by $1.6 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This increase was primarily related to an increase of $1.4 million in personnel costs and non-cash share-based compensation, and an increase of $0.3 million in professional services costs, offset by a decrease of $0.1 million in directors’ and officers’ insurance premiums.

Loss on extinguishment of debt

Loss on extinguishment of debt increased by $0.5 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This increase was related to the January 2025 amendment to the Company’s loan with Kreos Capital VI (Expert Fund) LP, or Kreos.

Financial Expenses, Net

Financial expense, net increased by $0.4 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This increase was primarily related to an increase of $0.4 million in exchange currency expenses and a decrease of $0.1 in income from interest income from bank deposits, offset by a decrease of $0.1 million in interest expenses related to the loan with Kreos.

Net loss

Net loss increased by $5.5 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This increase was primarily related to the increase in research and development of $2.5 million, an increase in general and administrative of $1.6 million, an increase of $0.5 in marketing and business development costs, an increase of $0.5 million in loss on extinguishment of debt, and an increase in financial expense, net of $0.4 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 37% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.1% and 2.2%, respectively, during the six months ended June 30, 2025.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

At present, our investments consist primarily of cash and cash equivalents and short-term deposits. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2025, but we continue to monitor these closely.

JOBS Act Transition Period

Section 107 of the Jumpstart Our Business Startups Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations.

On April 5, 2022, we entered into a loan agreement, or the Loan Agreement, for up to $15 million with Kreos. The Loan Agreement is comprised of three tranches in the amount of $10.0 million, $2.5 million, and $2.5 million, respectively. Drawdown of the first tranche was available upon the execution of the Loan Agreement. The second tranche of $2.5 million was available after we met the second tranche milestone in May 2022. The third and final tranche of $2.5 million will not be drawn since the third tranche milestone has not been met.

The first tranche in the amount of $10 million was drawn on April 26, 2022. The issuance costs due to the Loan Agreement amounted to $0.2 million and the second tranche in the amount of $2.5 million was drawn on July 19, 2022.

The Loan Agreement provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, the Loan Agreement provides for repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially had interest at a rate of 9.25%. The loan is prepayable in full, at any time at our option. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Loan Agreement. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan had interest at a rate of 10.00%, and a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid was $1.5 million but will not exceed $3 million. The Loan Agreement contains customary affirmative and restrictive covenants and representations and warranties.

As part of the Loan Agreement, we issued to Kreos a 7-year warrant to purchase 6,491 of our Ordinary Shares with an exercise price of $154.05 per share. Pursuant to the March 2023 amendment, the outstanding warrants Kreos received were repriced to have an exercise price of $12.60 per share. The expiration date for each warrant issued will be seven years from the issuance date.

On August 1, 2024, we entered into a second amendment to the Loan Agreement. Pursuant to this second amendment, 60% of the remaining principal and interest repayments under the Loan Agreement will be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured loan now bears interest at a rate of 12.00%. We paid Kreos an additional $125,000 as a restructuring fee. The claw back to be paid will not exceed $4.5 million, out of which $4.0 million was already paid. As part of the second amendment, we issued to Kreos a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $3.61 per share. Following the execution of the second amendment, Kreos holds warrants to purchase a total of 46,491 Ordinary Shares of the Company, as follows: (i) 6,491 shares at an exercise price of $12.60 per share and (ii) 40,000 shares at an exercise price of $3.61 per share. The expiration date for each warrant issued is seven years from the respective issuance date. On January 6, 2025, we entered into a third amendment to the Loan Agreement. Pursuant to this third amendment, 60% of the principal and interest repayments which are originally scheduled to be paid until the end of June 2025, were delayed and paid in July 2025. We paid a restructuring fee to Kreos of $160,000 and the end of loan payment was increased from 5% to 7%.

In January 2024, we entered into a definitive securities purchase agreement for a private placement financing, pursuant to which we sold 3,143,693 Ordinary Shares at a purchase price of $4.81 per share, 227,619 pre-funded warrants at a purchase price of $4.81 per warrant with an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share. The pre-funded warrants do not expire and the warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the positive recommendation by the Data Safety Monitoring Board, or the DSMB, regarding our unblinded interim analysis in our SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The offering resulted in gross proceeds of $16.2 million.

In August 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 2,006,226 of our Ordinary Shares, at a purchase price of $3.61 per share, 229,231 pre-funded warrants with an exercise price of $0.0001 per share at a purchase price of $3.61 per warrant and warrants to purchase up to 1,676,588 Ordinary Shares at an exercise price of $3.61 per share. The pre-funded warrants do not expire and the warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the recommendation by the DSMB regarding our unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The offering resulted in gross proceeds of $8.1 million.

In November 2024, we entered into a Sales Agreement, or the New Sales Agreement, with Oppenheimer & Co. Inc., or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, up to $8,250,000 of our Ordinary Shares. During the six months ended June, 2025, we sold 419,680 Ordinary Shares under the New Sales Agreement for a total amount of $1.5 million, net of issuance costs.

In December 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 3,386,962 of our Ordinary Shares, at a purchase price of $3.22 per share, 1,106,868 pre-funded warrants with an exercise price of $0.0001 per share at a purchase price of $3.22 per share and warrants to purchase up to 6,740,745 Ordinary Shares at an exercise price of $4.00 per share. The pre-funded warrants do not expire and the warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following our announcement of the top-line results in our SHIELD II Phase 3 trial of D-PLEX100. The offering resulted in gross proceeds of $14.5 million. On June 16, 2025, 5,436,393 warrants were exercised as part of the Inducement Letter, as defined below, and on June 23, 2025, 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100 the remaining 1,304,352 warrants expired.

On June 16, 2025, we entered into an inducement offer letter agreement, or the Inducement Letter, with certain holders, each, a Holder. These Holders held (i) 2,190,121 warrants to purchase up to 2,190,121 of the Company’s Ordinary Shares issued in January 2024 at an exercise price of $5.50 per Ordinary Share, or the January 2024 Warrants, and (ii) 5,436,393 warrants to purchase up to 5,436,393 Ordinary Shares issued in December 2024, at an exercise price of $4.00 per Ordinary Share, or the December 2024 Warrants, and together with the January 2024 Warrants, the Existing Warrants.

Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 Ordinary Shares, at a reduced exercise price of $3.50 per Ordinary Share, in consideration of the Company’s agreement to issue new warrants, or the New Warrants, to purchase up to 7,626,514 Ordinary Shares at an exercise price of $4.50 per Ordinary Share. The Company received aggregate gross proceeds of approximately $26.7 million from the exercise of the Existing Warrants by the Holders. The Company expects to use the net proceeds from these transactions for an NDA submission with respect to D-PLEX100, launch preparations, working capital and general corporate purposes.

As of June 30, 2025, we had $29.5 million in cash and cash equivalents and short-term deposits.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2025
	(in thousands)
Net cash used in operating activities	$(8,494)	$(12,711)
Net cash used in investing activities	(6,210)	(12,016)
Net cash provided by financing activities	12,502	26,548
Net increase (decrease) in cash, cash equivalents and restricted cash	$(2,202)	$1,821

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, remeasurement of pre-funded warrants and share-based compensation.

Net cash used in operating activities was $12,711 thousand for the six months ended June 30, 2025, as compared to $8,494 thousand for the six months ended June 30, 2024. This increase was primarily related to the completed SHIELD II Phase 3 clinical trials in abdominal colorectal surgery with large incisions.

Investing Activities

Net cash used in investing activities related primarily to the purchase and release of short-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash used in investing activities was $12,016 thousand for the six months ended June 30, 2025, as compared to net cash used in investing activities of $6,210 thousand for the six months ended June 30, 2024. This change in net cash used in investing activities primarily related to change in short-term deposits, net.

Financing Activities

Net cash provided by financing activities was $26,548 thousand for the six months ended June 30, 2025, as compared to $12,502 thousand for the six months ended June 30, 2024. The increase in net cash provided by financing activities is primarily related to the net proceeds from June 2025 warrant exercise inducement transaction, offset by the repayments of the loan provided by Kreos.

Current Outlook

To date, we have not generated any revenues from commercial sale of our product candidates, and we do not expect to generate revenue for at least the next few years. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to seek marketing approval and conduct future clinical trials for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements well into 2026. We anticipate that we will need to raise additional capital in order to complete our clinical and regulatory program for D-PLEX100 towards potential NDA submission, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We had a shareholders’ equity of $20,476 thousand as of June 30, 2025, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of D-PLEX100 and any future product candidates;

●	the costs and timing of establishing and validating manufacturing processes and facilities for development and commercialization of D-PLEX100 and any future product candidates, if approved, including our manufacturing facility;

●	the number and development requirements of any future product candidates that we may pursue;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which may be affected by market conditions, including obtaining coverage and adequate reimbursement of our product candidates from third-party payors, including government programs and managed care organizations, and competition;

●	our ability to establish and maintain collaborations with biopharmaceutical companies on favorable terms, if at all;

●	the scope, progress, results and costs of our future clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for few years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next few years. From inception through June 30, 2025, we incurred $186.8 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. In addition to our accounting estimate used in line of credit discussed below, for a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.